CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2011		2010		2009		2008		2007
Earnings from continuing operations	$195,848		$255,391		$106,307		$102,141		$151,789
Equity (income) loss and dividends from investees	(3,385)		(38,849)		19,023		10,648		(84,327)
Income tax expense	102,897		142,498		9,579		18,457		70,772
Earnings from continuing operations before income taxes	$295,360		$359,040		$134,909		$131,246		$138,234
Fixed charges:
Interest	$69,428		$97,325		$75,331		$69,800		$49,139
Amortization of debt expense, premium, net	3,017		3,014		1,897		2,242		1,972
Portion of rentals representative of an interest factor	494		431		536		523		558
Interest of capitalized lease	1,787		3,972		1,545		—		—
Total fixed charges	$74,726		$104,742		$79,309		$72,565		$51,669
Earnings from continuing operations before income taxes	$295,360		$359,040		$134,909		$131,246		$138,234
Plus: total fixed charges from above	74,726		104,742		79,309		72,565		51,669
Plus: amortization of capitalized interest	545		545		407		407		407
Earnings from continuing operations before income taxes and fixed charges	$370,631		$464,327		$214,625		$204,218		$190,310
Ratio of earnings to fixed charges	4.96	x	4.43	x	2.71	x	2.81	x	3.68	x
Total fixed charges from above	$74,726		$104,742		$79,309		$72,565		$51,669
Preferred stock dividends	40		72		50		55		480
Total fixed charges and preferred stock dividends	$74,766		$104,814		$79,359		$72,620		$52,149
Ratio of earnings to combined fixed charges and preferred stock dividends	4.96	x	4.43	x	2.70	x	2.81	x	3.65	x